Exhibit 99.2

[Execution Copy]

THIRD AMENDMENT AND CONSENT TO FIRST AMENDED AND RESTATED CREDIT AGREEMENT

This Agreement is made as of September 9, 2020 among:

AURORA CANNABIS INC.

as Borrower

- and -

THE LENDERS PARTY HERETO

as Lenders

- and -

BANK OF MONTREAL

as Administrative Agent

WHEREAS the undersigned are parties to the first amended and restated credit agreement dated September 4, 2019, as amended by a first amendment dated March 25, 2020 and a second amendment dated May 28, 2020 (as amended, the "Credit Agreement");

AND WHEREAS the Borrower has advised the Agent that it intends to dispose of the Owned Properties and the Material Leased Properties described in Schedule “A” attached hereto (collectively, the “Properties”);

AND WHEREAS the disposition of each Property requires the prior written consent of the Required Lenders pursuant to Section 7.02(d) of the Credit Agreement;

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties agree as follows:

1.	Terms used herein as defined terms shall have the respective meanings ascribed thereto in the Credit Agreement, unless otherwise defined herein.
2.	The following defined terms in Section 1.01 of the Credit Agreement are hereby amended to read as follows:

"Applicable Margin" means, in respect of any Availment Option and in respect of any Fiscal Quarter, the percentage in the column relating to such Availment Option in the following table:

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2.

Prime Rate Loan	Bankers’ Acceptance / BA Equivalent Loan / Letter of Credit	Standby Fee
2.75%	4.00%	0.80%

“Facility A Maximum Amount” means Fifteen Million Dollars ($15,000,000.00).

“Facility B Maximum Amount” means One Hundred Seven Million Five Hundred Fourteen Thousand Five Hundred Ninety-Eight Dollars Forty-Four Cents ($107,514,598.44).

"Swingline Limit" means One Million Five Hundred Thousand Dollars ($1,500,000).

3.	The following defined terms are hereby added to Section 1.01 of the Credit Agreement in alphabetical order:

“Senior Funded Debt” means, at any time, the Funded Debt of the Borrower on a consolidated basis at such time excluding Subordinated Debt and excluding the Borrower’s indebtedness under the 2019 Convertible Notes.

“Senior Funded Debt to EBITDA Ratio” means, at any time, the ratio of (i) Senior Funded Debt at such time to (ii) EBITDA in the immediately preceding twelve (12) month period.

4.	The Lenders acknowledge that the Borrower has repaid Facility C in full. Facility C is hereby cancelled and all references to Facility C in the Credit Agreement are hereby deemed to be deleted.
5.	The following paragraph (e) is hereby added at the end of Section 2.09 of the Credit Agreement:

Notwithstanding paragraph (d) above, if at any time (i) the Advances under Facility A comprise solely of one or more Letters of Credit (which cannot be repaid prior to the maturity thereof); and (ii) the aggregate amount of the Outstanding Principal Amount under Facility A is in excess of the Facility A Margin Limit (specifically including as a result of a fluctuation in currency exchange rates), the Borrower agrees that immediately after a written request from the Agent, it shall deposit funds with the Agent in an amount equal to the difference between the Facility A Margin Limit and the aggregate amount of all Letters of Credit then outstanding under Facility A, and the Borrower acknowledges and agrees that such funds shall be subject to (i) a First-Ranking Security Interest in favour of the Agent; and (ii) a right of set-off pursuant to Section 10.04(b) of the Credit Agreement.

6.	Paragraph (b) of Section 3.06 of the Credit Agreement is hereby deleted and replaced with the following paragraph (b):

In addition to the Repayments required pursuant to paragraph (a) above, the Borrower shall make a Repayment in respect of the Outstanding Advances under Facility B in the amount of One Million Six Hundred Ten Thousand Dollars $(1,610,000) on each of the following dates:

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3.

(i)	September 30, 2020;
(ii)	December 31, 2020;
(iii)	March 31, 2021; and
(iv)	June 30, 2021.
7.	Section 7.03 of the Credit Agreement is hereby deleted and replaced with the following Section 7.03:
(a)	The ratio of Total Funded Debt to shareholders’ equity shall not exceed the following ratios at the following times:
(i)	for the Fiscal Quarters ending June 30, 2020 and September 30, 2020: 0.28:1; and
(ii)	for the Fiscal Quarter ending December 31, 2020 at all times thereafter: 0.25:1.
(b)	The EBITDA of the Borrower shall not be less than the following amounts at the following times:

(i)                  for the Fiscal Quarter ending September 30, 2020: ($11,000,000);

(ii)                for the Fiscal Quarter ending December 31, 2020: $4,000,000;

(iii)               for the Fiscal Quarter ending March 31, 2021: $10,000,000;

(iv)               for the Fiscal Quarter ending June 30, 2021: $17,000,000; and

(v)                for the twelve (12) month fiscal period ending June 30, 2021, the EBITDA of the Borrower shall not be less than: $20,000,000.

(c)	The Borrower shall maintain not less than Thirty-Five Million ($35,000,000) of Unrestricted Cash at all times.
(d)	On and after June 30, 2021, the Senior Funded Debt to EBITDA Ratio shall not exceed 3.00:1.
8.	The Borrower has advised that it has taken a one time non-cash charge in the amount of One Hundred Seventy-Two Million Three Hundred Thousand Dollars ($172,300,000) in respect of the repayment of the 2018 Convertible Debentures (the “Charge”). The Lenders hereby agree that the Borrower may add back such Charge in its determination of shareholders’ equity for the purpose of calculating the ratio of Total Funded Debt to shareholders’ equity for the Fiscal Quarters ending June 30, 2020, September 30, 2020, December 31, 2020, March 31, 2021 and June 30, 2021.

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4.

9.	The following Exhibits to the Credit Agreement are hereby deleted and shall be replaced with the Exhibits attached hereto:

Exhibit A- Lenders and Lenders’ Commitments

Exhibit H – Quarterly Compliance Certificate

10.	The Borrower hereby represents and warrants to the Agent and the Lenders that all representations and warranties contained in Section 6.01 of the Credit Agreement are true, correct and complete in all material respects as at the date hereof; (unless expressly stated to apply only as at a specific earlier date), except that the Schedules to the Credit Agreement are hereby replaced with the Schedules attached hereto.
11.	The Borrower hereby requests that the Lenders consent to (a) the disposition of each Property; (b) the release of all security held by the Agent in respect of each Property concurrently with each such disposition; and (c) that the net proceeds of the disposition of each Property shall not be applied to reduce the amount set out in Section 7.02(d)(v) of the Credit Agreement.
12.	Notwithstanding Section 3.06(e)(iii) of the Credit Agreement, the Borrower hereby agrees with respect to the disposition of each Property as follows:
(a)	within five (5) Business Days of such disposition, the Borrower shall use 100% of the net proceeds of such disposition as a Repayment on account of the Outstanding Advances under Facility B; and
(b)	if (A) the Agent has attributed a lending value to a Property as set out in Schedule “B” and (B) the net proceeds received by the Borrrower for the disposition of such Property is less than the lending value of such Property as set out in Schedule “B”, the Borrower shall make an additional Repayment to the Lenders on account of the Outstanding Advances under Facility B equal to (i) the lending value of such Property as set out in Schedule “B”; less (ii) the net proceeds received from the disposition of such Property.
13.	The undersigned Lenders hereby:
(a)	consent to the requests set out in Section 11 herein;
(b)	authorize and direct the Agent to release its said security interest in each Property concurrently with the sale of such Property to the respective purchaser;
(c)	agree that if (i) one or more Repayments made by the Borrower in respect the disposition of a Property or Properties pursuant to Section 12(a) above are in excess of the lending values of such Property or Properties (if any) set out in Schedule “B” (in this paragraph collectively, the “Excess Amount”); and (ii) a Repayment made by the Borrower pursuant to Section 12(a) above in connection with the disposition of a subsequent Property is less than the lending value of such Property (if any) as set out in Schedule “B” herein, the Lenders shall apply any such Excess Amount towards the amount required to be paid by the Borrower pursuant to Section 12(b) above; and

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5.

(d)	agree that notwithstanding Section 3.06(e)(iii) of the Credit Agreement, if the net proceeds received by the Borrower from the disposition of the Properties is greater than Thirty Six Million Five Hundred Thousand Dollars ($36,500,000) and the Borrower has made all Repayments required to be made to the Lenders pursuant to Section 12 above, the maximum Repayments required from the disposition of such Properties shall be Thirty Six Million Five Hundred Thousand Dollars ($36,500,000).
14.	This agreement shall become effective when all of the following conditions precedent shall have been satisfied:
(a)	the Lenders shall have received and be satisfied with a Compliance Certificate in respect of the most recently ended calendar month and Fiscal Quarter;
(b)	the Lenders shall have received and be satisfied with a Borrowing Base Certificate in respect of the most recently ended calendar month;
(c)	the Borrower shall have provided an officer's certificate in respect of the Borrower, including certified copies of resolutions of its directors concerning the due authorization, execution and delivery of this agreement and such related matters as the Lenders may require;
(d)	the Agent shall have received a certificate of status, certificate of compliance or similar certificate for the Borrower issued by its governing jurisdiction;
(e)	the Borrower shall have caused to be delivered to the Agent the opinions of the solicitors for the Borrower regarding its corporate status, the due authorization, execution, delivery of and enforceability of this agreement;
(f)	the Borrower shall have paid to the Agent, or made arrangements satisfactory to the Agent for the payment of, all fees in respect of the amendments to the Credit Agreement and the consents contemplated herein as agreed in writing between the Borrower and the Agent; and
(g)	the Agent and the Lenders shall have received such additional evidence, documents or undertakings as they may require in connection with the amendments to the Credit Agreement contemplated herein.
15.	The Borrower hereby confirms for itself and on behalf of each Secured Subsidiary that all Security previously provided each of them pursuant to the Credit Agreement continues in full force and effect and continues to secure all present and future, direct and indirect, indebtedness, liability and obligations of the Borrower to the Agent and the Lenders under or in connection with the Credit Agreement, as amended hereby.
16.	This agreement shall be interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Without prejudice to the right of the parties to commence any proceedings with respect to this agreement in any other proper jurisdiction, the parties hereby attorn and submit to the jurisdiction of the courts of the Province of Ontario.

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6.

17.	This agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original and which counterparts together shall constitute one and the same agreement. This agreement may be executed by facsimile or pdf, and any signature contained hereon by facsimile or pdf shall be deemed to be equivalent to an original signature for all purposes.
18.	This agreement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns; "successors" includes any corporation resulting from the amalgamation of any party with any other corporation.

(The remainder of this page is intentionally blank. Signature pages follow)

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

AURORA CANNABIS INC. By: (signed) “Glen Ibbott” name: Glen Ibbott title: Chief Financial Officer By: name: title:	BANK OF MONTREAL, as Administrative Agent By: (signed) “Francois Wentzel” name: Francois Wentzel title: Managing Director By: (signed) “Hassan Baig” name: Hassan Baig title: Associate Director
BANK OF MONTREAL, as a Lender By: (signed) “Hassan Baig” name: Hassan Baig title: Associate Director By: (signed) “Francois Wentzel” name: Francois Wentzel title: Managing Director	ATB FINANCIAL, as a Lender By: (signed) “Max Herrera” name: Max Herrera title: Senior Director By : (signed) “Christopher Hamel” name: Christopher Hamel title: Portfolio Manager

CANADIAN WESTERN BANK, as a Lender

By: (signed) “Craig Preiksaitis”

name: Craig Preiksaitis

title: Senior Manager, Corporate Lending

By: (signed) “John Cherian”

name: John Cherian

title: MD & Head, Corporate Lending

(signatures continue on next page)

FARM CREDIT CANADA, as a Lender By: (signed) “Cheryl Gibson-Allegro” name: Cheryl Gibson-Allegro title: Senior Loans Analyst By: name: title:

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Signature Page – Aurora Amend 1 to First ARCA

CONCENTRA BANK, as a Lender

By: (signed) “Harold Chornoboy”

name: Harold Chornoboy

title: Senior Vice-President, Commercial Markets

By: (signed) “Rene Benoit”

name: Rene Benoit

title: Commercial Banking Director

ALTERNA SAVINGS AND CREDIT UNION LIMITED, as a Lender By: (signed) “Jingbo Fu” name: Jingbo Fu title: Account Manager By: (signed) “Brian Lawson” name: Brian Lawson title: SVP, SME
CANADIAN IMPERIAL BANK OF COMMERCE, as a Lender By: (signed) “James Day” name: James Day title: Authorized Signatory By: (signed) Cameron Scott” name: Cameron Scott title: Authorized Signatory

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Signature Page – Aurora Amend 3 to First ARCA

EXHIBIT A - LENDERS AND LENDERS’ COMMITMENTS

[REDACTED INFORMATION - CONFIDENTIAL LENDER COMMITMENT INFORMATION]

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EXHIBIT H – QUARTERLY COMPLIANCE CERTIFICATE

[REDACTED INFORMATION - CONFIDENTIAL FORM OF COMPLIANCE CERTIFICATE]

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SCHEDULE 6.01(b) – Corporate Information

[REDACTED INFORMATION - CONFIDENTIAL LIST OF SUBSIDIARIES AND SECURITY]

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SCHEDULE 6.01(h) – Conduct of Business; Material Permits

[REDACTED INFORMATION - CONFIDENTIAL MEMORANDUM AND LIST OF LICENSES]

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SCHEDULE 6.01(i) – Specific Permitted Liens

[REDACTED INFORMATION - CONFIDENTIAL LIST OF PERMITTED LIENS]

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SCHEDULE 6.01(j) – Owned Properties

[REDACTED INFORMATION - CONFIDENTIAL LIST OF REAL PROPERTY]

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SCHEDULE 6.01(k) – Material Leased Properties

[REDACTED INFORMATION - CONFIDENTIAL LIST OF LEASE PROPERTIES]

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SCHEDULE 6.01(l) – Intellectual Property

[REDACTED INFORMATION - CONFIDENTIAL LIST OF INTELLECTUAL PROPERTY]

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SCHEDULE 6.01(n) – Material Agreements

Nil.

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SCHEDULE 6.01(p) – Environmental Matters

Nil.

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SCHEDULE 6.01(q) – Litigation

[REDACTED INFORMATION - CONFIDENTIAL LIST OF CLAIMS]

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